Contact

www.linkedin.com/in/suestabe
(LinkedIn)

Top Skills

Customer Journeys

Ideation

Brainstorm Facilitation

Sue Stabe

Brand Strategy & Development | Fractional CMO | Customer Journeys | Marketing Strategy | Ideation/Brainstorming | Marketing Advisor
Greater Cleveland

Summary

When your brand resonates, a lot of things get better. Your brand is your foundation for everything. Getting it right, matters. At Long & Short of It, we help you do it right. With a proven, flexible process used for hundreds of projects over 20+ years.

By combining our experience inside and outside corporate marketing, we know how to integrate imaginative branding with the realities of the corporate approval process. So you get results you're proud of, that actually get to market.

And with your brand developed and written, everything from marketing, to communications, to hiring, becomes easier.

You'll know what to say to customers. You'll know how to say it. And you'll know why.

Let's talk about making everything easier.   sue@lasoi.com

_____

Experience

Long & Short of It
Co Founder
January 2016 - Present (9 years 4 months)
Cleveland/Akron, Ohio Area

Our passion is to inspire our partners to think bigger, accomplish more, and solve their challenges in unique and creative ways - perhaps in ways that none of us even imagined. We solve problems. We figure things out. We help agencies and companies get from point A to point B. And, it's through that journey, that we find and learn the unexpected. Let's chat about how our insights and process based approach combined with creative thinking can solve your marketing or business challenge.

Cleveland Whiskey

Member, Board of Directors
May 2023 - Present (2 years)

The Adcom Group

Director of Insights & Account Planning
January 2013 - January 2016 (3 years 1 month)

Managed the team responsible for gathering insights from the clients, their customers, competitors and the external environment for the purposes of informing and inspiring the work of the creative, media, digital and new business development departments.

Worked with clients including Sherwin-Williams, Cleveland Clinic, Cleveland Browns, Lincoln Electric, Tremco, Moen, Daimler Truck North America, Professional Bull Riders.

KeyBank

4 years 7 months

VP/Market Research Manager
September 2008 - November 2012 (4 years 3 months)

• Managed team of research analysts, as well as the primary research for for a variety of lines of business.
• Designed and conducted primary research studies, both qualitative and quantitative providing actionable insights from each study.   Studies included client satisfaction, innovation, online usability, product development, ad testing, attitude and usage, brand equity, media preference, channel preference, and branch remodel effectiveness.
• Effectively designed department processes and forms providing standardization thereby ensuring clients receive the most robust and relevant insights.
• Represented Market Research on a variety of cross-functional teams.

Research Consultant
May 2008 - September 2008 (5 months)

• Managed design of brand perception study including past history and developed methodology for current study including selection of a research partner.
• Trained research analysts on research methodology and implementation, internal client relations, and creation of reports with actionable insights.

Malone Advertising
Director, Strategic Planning Group
June 2006 - March 2008 (1 year 10 months)

• Established agency's marketing research capabilities and strategic planning process.
• Worked with clients including Nestlé, Johnson & Johnson, Bayer, Kimberly-Clark, Goodyear Engineered Products, ExxonMobil, and Isuzu.
• Led development of ShopperSight, series of quantitative research studies focusing on insightful shopping behaviors of consumers across various retailers.
• Drove quarterly Retail Patterning providing macro-level insights during specific retail time periods. Developed reports providing clients objective overviews of retailer execution of key trends and key retail time periods.
• Partnered with account teams and clients to conduct primary research. Directed entire process from the initial client meetings through fielding of data and presentation of results, ensuring results included actionable and relevant insights. Studies included new product development, concept development, brand positioning, and attitude and usage.
• Instituted a formalized brainstorming process to assist teams in developing unique, on-target concepts.

American Greetings
Manager, Consumer Insights
January 2003 - June 2006 (3 years 6 months)

Managed cross-functional team of consumer research analysts, product analysts and product coders responsible for designing and conducting research studies, product reviews, competitive patterning, and product development guidance.

KeyBank
Market Research Manager
May 1999 - January 2003 (3 years 9 months)

Managed primary research team of project managers. Responsible for all internal and external primary research conducted across the organization including both retail and commercial.

———

Education

Miami University

BBA, Marketing and Decision Sciences

Kent State University
MBA, Marketing

Goldman Sachs 10K Small Businesses at Tri-C

Innovation Engineering
Blue Belt